RESOLUTION ON CONVENING OF A EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

1. Date: October 21, 2005, 10:00 AM

2. Venue:

Auditorium, Shindonga Fire & Marine Insurance (9th Floor)

43, Taepyeongno 2-ga, Jung-gu, Seoul, Korea

3. Agenda and Details

• Agendum 1 : Appointment of standing director

• Nominee : Mr. Soon Yub Kwon

4. Date of Board of Directors’ Resolution : August 19, 2005

• Outside director : three of five were present

• Audit Committee members who are not outside directors : None

CLOSING OF SHAREHOLDER REGISTER

1. Closing Date : September 7, 2005

2. Period of Closing the Shareholder Register

• Date of Commencement: September 8, 2005

• Date of Expiration: September 16, 2005

3. Reasons for Closing

- To confirm the Company’s shareholders who are eligible to exercise their voting rights at the Company’s Extraordinary General Meeting of Shareholders.

4. Date of Board of Directors’ Resolution : August 19, 2005